Coca-Cola Enterprises Inc.

NOTICE OF 2002 ANNUAL MEETING OF SHAREOWNERS

Time: 10:30 a.m. Friday, April 19, 2002

Place: Hotel du Pont, 11th and Market Streets, Wilmington, Delaware

Record Date: Shareowners at the close of business on February 20, 2002 are entitled to vote

Matters to be voted on:
- Election of four directors to serve until the 2005 annual meeting of shareowners;

- Executive Management Incentive Plan (Effective January 1, 2002);

- Ratification of appointment of independent auditors for 2002;

- Shareowner proposal, if properly presented at the meeting; and

- Any other business properly before the meeting and any adjournments of it.

We urge you to grant a proxy.

Please sign, date and return the enclosed proxy card. If you are a shareowner of record, you can grant a proxy over the telephone or internet by following the instructions on the proxy card. If you decide to attend the meeting, you may revoke your proxy and vote your shares in person.

This notice of meeting and accompanying proxy statement are
first being sent to our shareowners on or about March 12, 2002.

Coca-Cola Enterprises Inc.

PROXY STATEMENT
FOR ANNUAL MEETING OF
SHAREOWNERS
to be held 10:30 a.m. April 19, 2002
at the Hotel du Pont, 11th and Market Streets, Wilmington, Delaware

———————

We are furnishing this proxy statement to our shareowners in connection with our 2002 annual meeting of shareowners.

Our board of directors is soliciting your proxy to vote your shares at the annual meeting. These proxy materials have been prepared by our management for the board of directors. This proxy statement and the accompanying form of proxy are first being sent to our shareowners on or about March 12, 2002.

The mailing address for our principal executive offices is Post Office Box 723040, Atlanta, Georgia 31139-0040.

———————

Voting Your Shares

You are entitled to vote your shares of stock at the annual meeting if our records show that you held your shares as of the close of business on February 20, 2002, the date our board has selected as the record date for this meeting. At that time, a total of 446,531,218 shares of common stock and 366,528 shares of voting preferred stock were outstanding and entitled to vote. Each share of stock has one vote. The accompanying proxy card shows the number of shares you are entitled to vote.

Shareowners at the annual meeting will consider the election of directors and the other items listed on the preceding page. You may vote in favor of all nominees for director or you may withhold your vote from some or all of the nominees. For all other proposals, you may vote for or against, or you may abstain from voting.

You may vote in person at the annual meeting, or you may grant a proxy by signing, dating and returning the proxy card in the postage-paid envelope provided.

All of our shareowners of record also have the option of granting a proxy by telephone or internet. Look at your proxy card or the information forwarded by your bank, broker or other holder of record for instructions. Telephone and internet proxy facilities will close at 1:00 p.m., Eastern daylight time, on April 18, 2002. You are a shareowner of record if your stock was registered in your name on February 20, 2002.

Your shares will be voted as you instruct. The persons named as proxies on the proxy card will vote as recommended by our board of directors on any matter for which you have not given instructions. The board's recommendations appear on page 3.

We are not aware of any other matters to be presented at the annual meeting except for those described in this proxy statement. If any other matters properly come before the annual meeting, your shares will be voted in the discretion of the persons named as proxies on the proxy card.

If the annual meeting is adjourned, your shares will be voted when the meeting is reconvened as well, unless you have revoked your proxy.

Revoking Your Proxy

Here is how you may revoke your proxy and change your votes any time before your proxy is voted:

- Give written notice of revocation to our Secretary prior to the annual meeting;

- Change your vote by granting a later-dated proxy. To do this, sign, date and deliver a later-dated proxy card prior to the meeting or, prior to 1:00 p.m., Eastern daylight time on April 18, 2002, shareowners of record can grant a later proxy by telephone or on the internet; or

- Come to the annual meeting and vote your shares in person.

Quorums and Vote Counting

The annual meeting requires a quorum, which for this meeting means that a majority of the shares issued and outstanding at the record date are represented at the meeting. If you grant a proxy or attend the meeting in person, your shares will be counted to determine whether a quorum is present, even if you abstain from voting on some or all matters introduced at the meeting. "Broker nonvotes" also count for quorum purposes.

If you hold your shares through a broker, bank or other nominee, generally the nominee may vote the shares it holds for you in accordance with your instructions. However, if the nominee has not received your instructions within ten days of the meeting, the nominee may vote in its discretion only on matters that the New York Stock Exchange determines to be routine. If a nominee cannot vote on a particular matter because it is not routine, there is a "broker nonvote" on that matter.

The four nominees for director who receive the highest vote totals will be elected as directors. All other matters must be approved by a majority of the votes cast by shareowners who are present or represented and entitled to vote at the annual meeting. Abstentions and broker nonvotes are counted as present and entitled to vote, but they are not counted as votes for or against any proposal.

American Stock Transfer & Trust Company is our transfer agent and will tabulate all proxies and votes for the annual meeting.

Costs of Proxy Solicitation

We are paying the costs of the proxy solicitation. These costs include charges of brokers, banks, fiduciaries and custodians for forwarding proxy materials to their principals and obtaining their proxies. Additionally, some of our directors, officers or employees may solicit proxies by mail, telephone or personal contact. None of these solicitors will receive any additional or special compensation for doing this.

Recommendations of the Board of Directors

FOR the election of the following persons to the board of directors to serve until the 2005 annual meeting:

John L. Clendenin
John E. Jacob
Summerfield K. Johnston, Jr.
Deval L. Patrick

FOR the Executive Management Incentive Plan (Effective January 1, 2002);

FOR ratification of Ernst & Young LLP's appointment as independent auditors of the Company for the 2002 fiscal year; and

AGAINST a shareowner proposal to restrict the exercise of stock options, if presented at the meeting.

Principal Shareowners

The following table shows the number of shares of our common stock beneficially owned by each person known to us as having beneficial ownership of more than five percent of our common stock.* The number of shares is as of February 20, 2002.

Name	Number of Shares Owned	Percent of Class
The Coca-Cola Company .... One Coca-Cola Plaza Atlanta, Georgia 30313	168,956,718	37.8%
Summerfield K. Johnston, Jr. .... 2500 Windy Ridge Parkway Atlanta, Georgia 30339	34,958,273	7.7%

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* The following table shows shares of our voting preferred stock, issued without registration in connection with a bottler acquisition. This voting preferred stock represents, in the aggregate, approximately 0.08% of the aggregate voting power of all shares. The table presents the number of such shares beneficially owned by each person known to us as having beneficial ownership, as of February 20, 2002, of more than five percent of our outstanding voting preferred stock.

Name	Number of Shares Owned	Percent of Class
J. Daniel Keenan .... 3112 Briarwood Grand Island, NE	129,640	35.4%
J. Michael Keenan .... 804 10th Street Bellingham, WA	112,248	30.6%
J. Patrick Keenan .... 2901 W. Leota Street North Platte, NE	119,640	32.6%

1. Election of Directors

Nominees

Our board of directors is authorized to have a maximum of 15 members. Approximately one-third of the board is elected each year for a three-year term.

Our bylaws disqualify anyone who has reached the age of 70 from being nominated or renominated for election as director. For this reason, Robert A. Keller, a member of our board since 1986, will retire from the board effective as of this annual meeting.

The board has nominated John L. Clendenin, John E. Jacob, Summerfield K. Johnston, Jr. and Deval L. Patrick for terms expiring at our 2005 annual meeting of shareowners.

Each of the nominees has consented to serve if elected. If, before the annual meeting, any of them becomes unable to serve, or chooses not to serve, the board may nominate a substitute. If that happens, the persons named as proxies on the proxy card will vote for the substitute. Alternatively, the board could choose either to let the vacancy stay unfilled until an appropriate candidate is located, or to reduce the size of the board to eliminate the unfilled seat.

Recommendation of the Board of Directors

Our board of directors recommends that you vote FOR the election of John L. Clendenin, John E. Jacob, Summerfield K. Johnston, Jr. and Deval L. Patrick as directors to hold office until the 2005 annual meeting of shareowners, and until their respective successors are elected and qualified.

Information Concerning the Nominees and the Incumbent Directors

The information below is given as of March 12, 2002.

**Nominees for Election
To Term Expiring 2005**

John L. Clendenin



67, has been Chairman Emeritus of BellSouth Corporation, a telecommunications holding company, since 1997. He is a director of Equifax Inc., a credit information provider; The Kroger Co., a retail grocery chain; The Home Depot, Inc., a retailer of home improvement products; Powerwave Technologies, a manufacturer of radio amplifier equipment; and Acuity Brands, Inc., a producer of lighting equipment and chemicals. He has been a member of our board of directors since 1986.

John E. Jacob



67, has been Executive Vice President and Chief Communications Officer of Anheuser-Busch Companies, Inc., a brewer, since 1994 and a director of that company since 1990. He is a director of Morgan Stanley Dean Witter & Co., an investment banking firm. He has been a member of our board of directors since 1986.

Summerfield K. Johnston, Jr.



69, has served as Chairman of our board of directors since October 1997 and our Chief Executive Officer from December 1991 until April 1998 and from January 2000 through April 2001. He was Vice Chairman of the board from December 1991 to October 1997. Mr. Johnston is a director of SunTrust Banks, Inc., a bank holding company. He has been a member of our board of directors since 1991.

Deval L. Patrick



45, has been Executive Vice President and General Counsel of The Coca-Cola Company since April 2001. From 1999 until 2001, he had been Vice President and General Counsel of Texaco, Inc. a petroleum company, now ChevronTexaco Corp. Prior to that, he had been a partner with the Boston law firm of Day, Berry & Howard since 1997, and had been Assistant Attorney General of the United States and Chief of the United States Justice Department's Civil Rights Division from 1994 until 1997. Mr. Patrick is a director of UAL Corporation, an airline holding company, and Reebok International, Ltd., a manufacturer of athletic footwear and apparel. He has been a member of our board of directors since 2001.

Incumbent Directors
Term Expiring 2004

John R. Alm



56, has been Chief Operating Officer of the Company since October 1999 and President since January 2000. He was Executive Vice President and Principal Operating Officer of the Company from April 1999 to October 1999. He was Executive Vice President and Chief Financial Officer from October 1997 until April 1999, and Senior Vice President and Chief Financial Officer from December 1991 to October 1997. He has been a member of our board of directors since 2001.

J. Trevor Eyton



67, has been a director of Brascan Corporation, a natural resources, integrated power systems, real estate development and management, banking and brokerage services company, since July 2000. Prior to that, he had been Chief Executive Officer, and later Chairman, of that company. He has been a member of the Senate of Canada since 1990. Senator Eyton is also a director of Noranda Inc., a diversified natural resources company—mining and metals, forest products, oil and gas; and Imax Corporation, a theater projection and sound system company. He was a director of Coca–Cola Beverages Ltd. until its acquisition by our Company in 1997. He has been a member of our board of directors since 1998.

Gary P. Fayard



49, has been Senior Vice President and Chief Financial Officer of The Coca-Cola Company since December 1999; prior to that he had been Vice President and Controller since July 1994. He is a director of Panamerican Beverages, Inc. and an alternate director of Coca-Cola FEMSA, both companies being Latin American bottlers of Coca-Cola. He has been a member of our board of directors since 2001.

L. Phillip Humann



56, has been Chairman of the Board, President and Chief Executive Officer of SunTrust Banks, Inc., a bank holding company, since March 1998, and prior to that, served as President. He is also a director of Equifax Inc., a credit information provider, and Haverty Furniture Companies, Inc., a furniture retailer. He has been a member of our board of directors since 1992.

Paula G. Rosput



45, has been Chairman of AGL Resources Inc., a regional energy services holding company, since February 2002, and President and Chief Executive Officer since August 2000. She has been Chairman of Atlanta Gas Light Company, a natural gas distributor, since November 2000; she was Chairman, President and Chief Executive Officer of Atlanta Gas Light Company from August 2000 until November 2000 and President and Chief Operating Officer of that company from September 1998 until November 2000. Prior to that, she had been President and Chief Executive Officer of Duke Energy Power Services, LLC, from 1997 until September 1998; and President of PanEnergy Power Services, Inc. from 1995 until 1997. Ms. Rosput is a director of Circuit City Stores, Inc., a consumer electronics retailer, and Air Products and Chemicals, Inc., an industrial gas and related industrial process equipment business. She has been a member of our board of directors since 2001.

Incumbent Directors
Term Expiring 2003

Howard G. Buffett



47, has been Chairman of the Board of Lindsay Manufacturing Co., a manufacturer of agricultural irrigation products, since January 2002, and President of The Howard G. Buffett Foundation, a charitable foundation, since December 1999. He was Chairman of the Board of The GSI Group, a manufacturer of agricultural equipment, from June 1996 to September 2001. He is also a director of Berkshire Hathaway, Inc., a holding company, and ConAgra Foods, Inc., a branded food company. He has been a member of our board of directors since 1993.

Johnnetta B. Cole



65, has been President Emerita of Spelman College, Atlanta, Georgia, and has been Professor Emerita at Emory University, Atlanta, since August 2001. She was President of Spelman College from 1987 to 1997. Dr. Cole is also a director of Merck & Co., Inc., a manufacturer of health maintenance and restoration products. She has been a member of our board of directors since 1990.

Steven J. Heyer



49, has been Executive Vice President of The Coca-Cola Company since April 2001 and President and Chief Operating Officer, Coca-Cola Ventures, since March 2001. Prior to that, Mr. Heyer had been President and Chief Operating Officer of Turner Broadcasting Systems, Inc., an AOL Time Warner broadcasting company, since 1996. He has been a member of our board of directors since 2001.

Jean-Claude Killy



58, was Chairman and Chief Executive Officer of The Company of the Tour de France, an organizer and promoter of sporting events, from 1994 to 2001, and was Chairman of the Board of Coca-Cola Entreprise SAS, our French bottler, from 1993 to October 1999. Mr. Killy is a director of Amaury Sport Organization, an organizer of recreational, cultural, and sporting activities, and The Philippe Amaury Editions, S.A., a publisher, and serves as a member of the International Olympic Committee. Mr. Killy won three gold medals in Alpine skiing events at the 1968 Winter Olympics in Grenoble. He has been a member of our board of directors since 1997.

Lowry F. Kline



61, has been Vice Chairman of our Company since April 2000 and Chief Executive Officer since April 2001. Prior to that he had been Executive Vice President and Chief Administrative Officer from April 1999 to April 2000. He was Executive Vice President and General Counsel from October 1997 until July 1999. He was Senior Vice President and General Counsel from February 1996 to October 1997. He has been a member of our board of directors since 2000.

Meetings of our Board of Directors and Committees

In 2001, the board of directors held six meetings. Each director attended at least 75 percent of the total of all meetings of the board and each committee on which he or she served, except for Steven J. Heyer, who, because of illness, was unable to attend the only board meeting to occur in 2001 following his election at the October meeting.

Committees of our Board of Directors

The board of directors has the following standing committees. The members of each committee are identified in the right-hand column:

Affiliated Transaction Committee

Reviews, considers, and negotiates on behalf of our Company any proposed merger or consolidation with, or purchase of an equity interest or assets, other than in the ordinary course of business, from, any entity in which The Coca-Cola Company has a 20 percent or greater equity or other ownership interest, and which transaction has an aggregate value exceeding $10 million; considers whether any proposed transaction described above should be approved by shareowners by a percentage vote in excess of or in addition to any vote required by law.	John E. Jacob (Chairman) John L. Clendenin Johnnetta B. Cole J. Trevor Eyton Jean-Claude Killy

The Affiliated Transaction Committee did not meet in 2001.

Audit Committee

Assists the board in fulfilling its oversight responsibilities relating to the quality and integrity of the Company's annual and interim external consolidated financial statements and financial reporting process, the adequacy and effectiveness of internal controls, current and emerging business issues, the internal audit function, the annual independent audit of the Company's financial statements, ethics programs and legal compliance and other matters the board deems appropriate. See the Report of the Audit Committee included in this proxy statement.	L. Phillip Humann (Chairman) John L. Clendenin J. Trevor Eyton Paula G. Rosput

In accordance with the rules of the New York Stock Exchange, the board has determined that each member of the Audit Committee is independent, as defined in Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange Listing Standards.

The Audit Committee met five times in 2001.

Capital Projects Review Committee

Reviews and approves all proposed capital projects for property, plant and equipment where the amount involved for a specific project is $1 million or more; capital projects exceeding $10 million require approval of the board.

John R. Alm
Steven J. Heyer
Lowry F. Kline

The Capital Projects Review Committee took eight actions by written consent in 2001.

Committee on Corporate Governance

Reviews and recommends corporate governance policies and issues; reviews the performance of the chief executive officer, chief operating officer and, where appropriate, other senior officers; in consultation with the chief executive officer also evaluates and recommends candidates for senior executive positions as they may become vacant.

John L. Clendenin (Chairman)
Howard G. Buffett
L. Phillip Humann
John E. Jacob
Robert A. Keller

The Committee on Corporate Governance met six times in 2001.

Committee on Directors

Recommends to the board of directors candidates for election to the board and reviews matters relating to potential director conflicts of interest and directors' fees and retainers; also considers candidates for election to the board submitted by shareowners.

Johnnetta B. Cole
John E. Jacob
Jean-Claude Killy

The Committee on Directors met six times in 2001.

Compensation Committee

Reviews and approves all salary arrangements, including annual and long-term incentive awards and other remuneration, for officers; responsible for administration of stock option and restricted stock plans, incentive plans, and other compensation plans.

John L. Clendenin (Chairman)
J. Trevor Eyton
Robert A. Keller

The Compensation Committee met five times in 2001.

Executive Committee

Exercises powers of the board of directors between meetings, except for amending the bylaws or approving or recommending to shareowners any action or matter that under the Delaware General Corporation Law requires shareowner approval.

Summerfield K. Johnston, Jr. (Chairman)
L. Phillip Humann
Lowry F. Kline

The Executive Committee took action by written consent twice in 2001.

Public Issues Review Committee

Reviews our policies and practices relating to significant public issues of concern to shareowners, the Company generally, employees, communities served by us, and the general public.

Howard G. Buffett (Chairman)
Johnnetta B. Cole
Jean-Claude Killy
Lowry F. Kline

The Public Issues Review Committee met twice in 2001.

Retirement Plan Review Committee

Reviews administration of all employee retirement plans and the financial condition of all trusts and other funds established under these plans.

John E. Jacob (Chairman)
Howard G. Buffett
Robert A. Keller

The Retirement Plan Review Committee met once in 2001.

Compensation of Directors

Outside directors are each paid a $65,000 annual retainer, meeting fees of $1,000 for each board meeting attended and, except for the Chairman and outside directors who are employed by The Coca-Cola Company, meeting fees of $1,000 for each committee meeting attended. Outside directors who are not employed by The Coca-Cola Company also receive a $3,000 annual retainer for each board committee chaired. An "outside director" is neither an officer nor an employee of the Company.

We also reimburse all outside directors for reasonable expenses of attending a meeting of the board or a committee; directors who are officers or employees of the Company receive only reimbursement of expenses incurred in attending out-of-town meetings.

Outside directors and the Chairman have one-third of all meeting fees and $15,000 of the annual retainer paid into deferred compensation accounts, valued as if they were invested in our common stock. Outside directors, but not the Chairman, can make voluntary deferrals into these compensation accounts, as well. The account of each outside director is also credited with shares of phantom stock having a value of $16,000 on the first trading day of the year.

On February 1, 2002, each outside director was granted an option to buy 7,500 shares of our common stock at $16.11, the average of the high and low trading prices on the New York Stock Exchange for that day. One-third of the options vest on the first, second and third anniversaries of the grant date, and the options remain exercisable until February 1, 2012 unless the director leaves the board before then, in which event they will expire sooner.

Security Ownership of Directors and Officers

The following table shows the number of shares of our common stock and of the common stock of The Coca-Cola Company beneficially owned, as of February 20, 2002, unless otherwise indicated, by:

- each director;

- each nominee for director;

- each executive officer named in the Summary Compensation Table on page 21; and

- the directors and executive officers as a group.

Each person has sole investment and voting power for the shares shown, unless otherwise indicated in the footnotes.

| | Number of Shares Beneficially Owned | | | |
| | Our Common Stock | | Coca-Cola Stock | |
Name	Number of Shares Owned	Percentage of Class	Number of Shares Owned	Percentage of Class
John R. Alm[1]	2,038,315	*	0	*
Howard G. Buffett[2][3]	48,305	*	26,786	*
John L. Clendenin[3][4]	61,918	*	0	*
Johnnetta B. Cole[3][5]	49,071	*	500	*
J. Trevor Eyton[6]	18,984	*	0	*
Gary P. Fayard[7]	1,001	*	209,995	*
Norman P. Findley, III[8]	379,917	*	0	*
Steven J. Heyer[9]	1,815	*	381,377	*
L. Phillip Humann[3][10]	41,402	*	40	*
John E. Jacob[3][11]	63,982	*	0	*
Summerfield K. Johnston, Jr.[12]	34,958,273	7.7%	90,400	*
Summerfield K. Johnston, III[13]	2,475,778	*	45,800	*
Robert A. Keller[3][14]	43,523	*	378,468	*
Jean-Claude Killy[15]	34,120	*	5,000	*
Lowry F. Kline[16]	607,913	*	0	*
Deval L. Patrick[17]	1,048	*	215,777	*
Paula G. Rosput[18]	1,175	*	250	*
G. David Van Houten, Jr.[19]	711,760	*	2,904	*
All directors and executive officers as a group (29 persons), including those directors and nominees named above [20]	45,646,940	10.0%	1,378,675	*

* Less than one percent (as of February 20, 2002 for our stock; as of February 22, 2002 for Coca-Cola stock)

[1] Includes 10,775 shares of our common stock owned by his wife, 450 shares held in a family foundation of which he is a trustee, options to acquire 792,365 shares of our common stock that are exercisable or will be exercisable within sixty days from the date of this table, 5,272 restricted shares of our common stock that are subject to forfeiture, 58,052 shares of our common stock held in trust through the Matched Employee Savings and Investment Plan, and 39,755 shares of our common stock held pursuant to the Supplemental Matched Employee Savings and Investment Plan, both plans as of December 31, 2001.

[2] Includes 15,000 shares of our common stock owned jointly with his wife, 60 shares held by his minor children, and his stock account balance in our directors' deferred compensation plan, that will be paid in 12,045 shares of our common stock upon distribution from the plan. Includes 26,696 shares of Coca-Cola stock owned jointly with his wife and 90 shares held by his minor children.

[3] With respect to Dr. Cole and Messrs. Buffett, Clendenin, Humann, Jacob, and Keller, beneficial ownership as reported in the table includes 21,200 shares of our common stock that may be acquired upon the exercise of outstanding stock options.

[4] Includes his stock account balance in the directors' deferred compensation plan that will be paid in 32,718 shares of our common stock upon distribution from the plan.

14

(5)   Includes her stock account balance in the directors' deferred compensation plan that will be paid in 27,346 shares of our common stock upon distribution from the plan. Includes 500 shares of Coca-Cola stock owned jointly with her husband.

(6)   Includes 1,500 shares held indirectly, 9,450 shares of our common stock that may be acquired upon the exercise of outstanding stock options, and his stock account balance in the directors' deferred compensation plan that will be paid in 8,034 shares of our common stock upon distribution from the plan.

(7)   Includes his stock account balance in the directors' deferred compensation plan that will be paid in 1,001 shares of our common stock upon distribution from the plan. Includes 75,000 performance-based restricted shares of Coca-Cola stock, 114,375 shares of Coca-Cola stock that may be acquired upon the exercise of stock options which are presently exercisable or which will become exercisable on or before April 30, 2002, 14,000 Coca-Cola shares which are subject to transfer restrictions and 2,273 shares of Coca-Cola stock credited to his account under The Coca-Cola Company Thrift & Investment Plan as of February 22, 2002.

(8)   Includes options to acquire 325,150 shares of our common stock that are exercisable or will be exercisable within sixty days from the date of this table, 34,000 restricted shares of our common stock that are subject to forfeiture, 5,448 shares of our common stock held in trust through the Matched Employee Savings and Investment Plan, 1,039 shares of our common stock held pursuant to the Supplemental Matched Employee Savings and Investment Plan, both plans as of December 31, 2001.

(9)   Includes his stock balance in the directors' deferred compensation plan that will be paid in 1,815 shares of our common stock upon distribution from the plan. Includes 175,000 performance-based restricted shares of Coca-Cola stock, 201,250 shares of Coca-Cola stock that may be acquired upon the exercise of stock options which are presently exercisable or which will become exercisable on or before April 30, 2002, and 127 shares of Coca-Cola stock credited to his account under The Coca-Cola Company Thrift & Investment Plan as of February 22, 2002.

(10)   Includes his stock account balance in the directors' deferred compensation plan that will be paid in 13,702 shares of our common stock upon distribution from the plan. Includes 40 shares of Coca-Cola stock held in trust for his son.

(11)   Includes his stock account balance in the directors' deferred compensation plan that will be paid in 42,782 shares of our common stock upon distribution from the plan.

(12)   Includes 25,782 shares of our common stock owned by his wife, 1,244,548 shares of our common stock held in trust for his daughter of which he is co-trustee, 1,598,541 shares of our common stock held in a trust for his son of which he is a co-trustee, and 3,943,968 shares of our common stock held in a trust of which he is a co-trustee. Also includes options to acquire 5,554,218 shares of our common stock that are exercisable or will be exercisable within sixty days from the date of this table, his balance in the directors' deferred compensation plan that will be paid in 3,172 shares of our common stock upon distribution from the plan, and 14,414 shares of our common stock held in our Matched Employee Savings and Investment Plan as of December 31, 2001. Includes 88,000 shares of Coca-Cola stock held by two trusts of which he is a co-trustee, 960 shares of Coca-Cola stock held in a trust for his daughter, and 1,440 shares of Coca-Cola stock held in a trust, of which he is a co-trustee, for his son. Mr. Johnston, Jr., Chairman of the Board, is the father of Mr. Johnston, III, an executive officer.

(13) Includes options to acquire 347,699 shares of our common stock that are exercisable or will be exercisable within sixty days from the date of this table, 15,000 restricted shares of our common stock that are subject to forfeiture, 19,315 shares of our common stock held in our Matched Employee Savings and Investment Plan and 16,636 shares of our common stock held pursuant to the Supplemental Matched Employee Savings and Investment Plan, both plans as of December 31, 2001. Includes 1,000 shares of Coca-Cola stock held by his wife and 44,800 shares of Coca-Cola stock held in a family trust.

(14) Includes 309 shares of our common stock owned by his wife, as to which he has disclaimed beneficial ownership, and his stock account balance in the directors' deferred compensation plan that will be paid in 4,841 shares of our common stock upon distribution from the plan. Includes 12,736 shares of Coca-Cola stock owned by his wife and 87,600 shares of Coca-Cola stock held in trusts of which his wife is a trustee and 4,158 shares of Coca-Cola stock held in a family foundation, as to all of which he has disclaimed beneficial ownership.

(15) Includes his stock account balance in the directors' deferred compensation plan that will be paid in 14,420 shares of our common stock upon distribution from the plan, and 13,700 shares of our common stock that may be acquired upon exercise of outstanding stock options.

(16) Includes options to acquire 464,873 shares of our common stock that are exercisable or will be exercisable within sixty days from the date of this table, 4,000 restricted shares of our common stock that are subject to forfeiture, 2,742 shares of our common stock held in trust through the Matched Employee Savings and Investment Plan, and 2,196 shares of our common stock held pursuant to the Supplemental Matched Employee Savings and Investment Plan, both plans as of December 31, 2001.

(17) Includes his stock account balance in the directors' deferred compensation plan that will be paid in 1,048 shares of our common stock upon distribution from the plan. Includes 66,000 shares of Coca-Cola stock which are subject to transfer restrictions, 125,000 shares of performance-based restricted Coca-Cola stock, 19,500 shares of Coca-Cola stock that may be acquired upon the exercise of stock options which are presently exercisable or which will become exercisable on or before April 30, 2002, 127 shares of Coca-Cola stock credited to his account under The Coca-Cola Company Thrift & Investment Plan as of February 22, 2002, and 50 shares of Coca–Cola stock owned by his minor daughter.

(18) Includes her stock account balance in the directors' deferred compensation plan that will be paid in 1,175 shares of our common stock upon distribution from the plan. Includes 200 shares of Coca-Cola stock held by her children.

(19) Includes options to acquire 456,530 shares of our common stock that are exercisable or will be exercisable within sixty days from the date of this table. Includes 20,000 restricted shares of our common stock that are subject to forfeiture, 8,695 shares of our common stock held in trust through the Matched Employee Savings and Investment Plan, and 47,913 shares of our common stock held pursuant to the Supplemental Matched Employee Savings and Investment Plan, both plans as of December 31, 2001. Includes 2,904 shares of Coca-Cola stock held pursuant to our Matched Employee Savings and Investment Plan as of December 31, 2001.

(20) Includes options to acquire 10,924,962 shares of our common stock that are exercisable or will be exercisable within sixty days from the date of this table, 738,272 restricted shares of our common stock that are subject to forfeiture and includes 455,000 shares of Coca-Cola stock that are subject to transfer restrictions, and 335,125 shares of Coca-Cola stock that may be acquired upon the exercise of stock options which are presently exercisable or which will become exercisable on or before April 30, 2002.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors and executive officers, and beneficial owners of 10% or more of our common stock, must file reports with the Securities and Exchange Commission showing the number of shares of our common stock they beneficially own and any changes in their beneficial ownership. Copies of these reports must be provided to us. Based on our review of these reports and the written representations of our directors and executive officers, we believe that all required reports were filed in 2001, and, other than disclosed in prior proxy statements, in preceding years, except for: David Van Houten's deferral of a stock option exercise on February 14, 1999 and the subsequent acquisition of 16,917 of the deferred shares on August 31, 2001 that was reported on a Form 4 filed February 8, 2002; Patrick J. Mannelly acquired indirect ownership of 1,500 shares on July 27, 2000 as custodian for his minor children that was reported on a Form 4 filed January 11, 2002; and Lowry F. Kline made a gift of 3,750 shares on May 18, 2000 that was reported on a Form 4 filed January 11, 2002.

Compensation Committee Report on Executive Compensation

The Compensation Committee establishes and reviews the salaries and other compensation paid to our executive officers. This report summarizes the policies followed in setting compensation for our executive officers in 2001.

Compensation Philosophy

The Committee has established a compensation program for executive officers that is intended to reward superior leaders within a highly competitive business. A high percentage of the compensation of executive officers is conditioned upon performance criteria set with reference to the Company's financial performance in areas such as operating income and return on invested capital, as well as the price of the Company's common stock. For 2001, the executive officer compensation program included three types of pay:

- an annual base salary;

- an annual performance-based bonus; and

- performance-based equity grants.

The executive officer compensation program is intended to create potential for both high risk and high reward. For 2001, the Committee approved a total compensation program that would compensate executive officers at the market rate (the 50th percentile) for executive officers performing similar functions at other Fortune 125 industrial companies and other consumer goods companies if the Company's performance met its budget. If advanced targets were met, compensation would be at approximately the 75th percentile. Due to the elimination of a long-term bonus program in 2000, the same cash compensation opportunities were maintained by an increase to each executive officer's annual base salary and increases in the award levels under the annual bonus plan.

The Committee's independent compensation consultants report that the performance goals of the bonus plans and equity grants continue to rank among the most difficult when compared to compensation programs at other Fortune 125 industrial companies.

Annual Base Salary

For 2001, the Committee set executive officers' base salaries within the 50th to 75th percentile range of the base salaries paid to a similar position at other Fortune 125 industrial companies and other consumer goods companies. As noted above, each executive officer's salary was increased to adjust for the discontinuance of the long-term bonus program, as well as with regard to the Company's financial performance in 2000, changes in the duties and responsibilities of each executive officer and each individual's performance during the prior year. Senior human resources executives, Summerfield K. Johnston, Jr., the chief executive officer at the time these decisions were made, and our independent compensation consultants assisted the Committee with decisions regarding the executive officers' base salaries. Mr. Johnston did not participate in discussions regarding his own compensation.

Annual Performance-Based Bonus

For 2001, the Committee adopted an annual incentive bonus program that conditioned the payment of an executive officer's bonus on the attainment of specific targets related to the Company's budgeted operating income, budgeted return on invested capital and sales volume (collectively, "budgeted targets"). The Committee established award levels for the attainment of the budgeted targets ranging from 75% to 125% of the executives' annual base salaries. An executive officer could also have received a lower bonus if the budgeted targets were not attained, but a specific minimum goal was reached, and a larger bonus if the budgeted targets were exceeded. This plan was approved by the shareowners at the April 2001 annual meeting.

In July 2001 the Company announced it would not attain its annual financial performance target because marketplace factors resulted in an inability to achieve budgeted price increases. The Company therefore also announced a revised full-year financial performance expectation. In response to these changed competitive

circumstances and to address retention and incentive issues, management proposed, the Committee accepted and the Board adopted, a mid-year incentive plan with adjusted targets for operating income. The other performance elements of the incentive plan were retained, unchanged.

The Committee also reduced the potential awards that participants could receive, so that, if the revised budgeted targets were attained, bonus payments would be 40 to 45% less than under the original plan. Finally, the Committee made the CEO and COO ineligible for payments under the new plan. The Company exceeded the revised budgeted targets, which resulted in bonus payments ranging from 61.9% to 80.3% of the base salaries of the relevant executive officers. Because the new plan had not been approved by the shareowners, these payments do not qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code.

Performance-Based Equity Grants

The Committee believes that it is important for a significant part of the compensation of each executive officer to be tied to ownership of the Company's common stock so that each executive's interest in the growth and performance of the Company is closely aligned with the interests of our shareowners. The Committee has established stock ownership guidelines for the Company's executive officers, requiring each executive to own common stock with a value equal to a multiple of his or her salary. The multiples range from three to seven times the executive's base salary. An executive officer must satisfy the guidelines within a specific time period to qualify for future grants of equity-based compensation.

During 2001, the Committee granted 16,280,000 stock options. Of these, 3,219,000 options were granted to executive officers. Reflecting aggressive performance goals, the Committee designed the options granted to executives so that the market price of the Company Stock must increase substantially before the individual realizes compensation upon exercise of the options. Specifically, each grant to an executive is divided into five equal subgrants. The exercise price of the first subgrant is $18.66, which was the market price of the Company Stock on January 2, 2001, the date of grant. Each of the next subgrants carries a 10% higher exercise price than the prior subgrant. One-fourth of each subgrant becomes exercisable after the first, second, third and fourth anniversaries of the grant date.

In recognition of the importance of retaining key senior managers, the Committee also made awards of restricted shares of the Company's common stock to several senior executive officers in January 2001. The restrictive legends on each of these awards will be removed only upon the completion of service through January 2, 2006 and a 10% increase in the market value of the Company's stock, measured from its market price on January 2, 2001, over 20 consecutive trading days.

Compensation of the Chief Executive Officer

The Committee established guidelines for 2001 for the Company's Chief Executive Officer. These guidelines, discussed below, were applied to Mr. Johnston until his resignation as Chief Executive Officer on April 11, 2001. The same guidelines became applicable to Mr. Kline on that date when he became the new Chief Executive Officer.

- The Committee believes that the Chief Executive Officer's base salary and cash incentive compensation should reflect the responsibilities of that officer. To ensure that the compensation is competitive, the Committee also considers the compensation of executives in similar

businesses who have comparable experience and qualifications. For 2001, the Committee approved an annual base salary for Mr. Johnston of $1,246,960. This amount reflects a 13.4% increase over his 2000 salary, with most of the increase related to the one-time adjustment following the elimination of the long-term bonus plan. On April 11, 2001, the Committee set Mr. Kline's annual base salary at $925,000.

- The Committee also believes that the Chief Executive Officer's cash bonus should be tied to the Company's performance in several financial areas. For 2001, the Committee established specific targets related to the Company's actual operating income and return on invested capital results as compared to the goals established for those financial items in the 2001 budget, as well as specific sales volume targets. As noted above, neither Mr. Johnston nor Mr. Kline received a cash bonus under the 2001 annual incentive program, and neither was included in the plan adopted at mid-year.

- Consistent with the Committee's belief that significant stock ownership by senior officers is important to the growth in shareowner value, the Committee granted 912,000 stock options to Mr. Johnston on January 2, 2001. In April, the Committee also increased Mr. Kline's stock option grant to 700,000 upon his assuming the responsibilities of Chief Executive Officer. The options granted to Messrs. Johnston and Kline were performance-based options with exercise prices determined in the same manner as described above.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over

$1 million paid for any fiscal year to the corporation's chief executive officer and the four other most highly compensated executive officers. However, compensation that is "performance-based" is exempt from this limit on deductibility if it satisfies certain requirements of Section 162(m). Therefore, the Committee designed the cash bonus programs and the stock option grants related to its 2001 executive officer compensation program to qualify as performance-based compensation under Section 162(m). As noted above, the annual bonuses awarded to executive officers for 2001 were not made under the 2001 plan approved by the shareowners and, thus, did not qualify for the exemption under Section 162(m). Because none of the relevant executive officers received non-performance-based compensation in excess of $1 million, the Company will not be affected by this loss of the Section 162(m) exemption.

For 2002, the Committee approved, and the board has adopted, the Executive Management Incentive Plan (Effective January 1, 2002) subject to the approval of our shareowners at the 2002 annual meeting. The Committee intends for the compensation paid under this plan to officers covered by Section 162(m) to satisfy the requirements of performance-based compensation. The Company will not make any awards to executive officers under this plan unless the shareowners approve it.

John L. Clendenin, Chairman
J. Trevor Eyton
Robert A. Keller

Executive Compensation Tables

Summary Compensation Table

Name and Principal Position[1]	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)[4]
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)[2]	Restricted Stock Awards($)[3]	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	
Summerfield K. Johnston, Jr.	2001	519,567	0	119,739	0	912,000	445,467	358,404
Chairman of the Board	2000	25,000	232,652	169,053	0	46,475	679,562	10,019
	1999	717,020	0	133,720	0	888,343	1,145,608	40,659
Lowry F. Kline	2001	795,963	0	15,727[5]	0	700,000	182,980	12,774
Vice Chairman and	2000	457,000	81,803	700[5]	0	16,338	241,067	12,774
Chief Executive Officer	1999	441,334	0	885[5]	0	250,725	297,600	13,550
John R. Alm	2001	858,375	0	146,385	0	518,000	289,625	16,236
President and Chief Operating	2000	750,000	317,250	102,576	0	0	319,719	28,872
Officer	1999	525,000	0	81,541	0	683,406	428,800	33,967
G. David Van Houten, Jr.	2001	450,478	401,500	7,992[5]	0	117,000	140,280	23,894
Executive Vice President and	2000	344,400	123,295	1,342[5]	0	0	204,288	20,279
President, North American Group	1999	337,600	160,090	[6]	0	248,580	294,400	24,917
Norman P. Findley, III	2001	389,419	312,703	3,838[5]	0	119,000	138,600	20,334
Executive Vice President,	2000	466,668	125,300	646[5]	0	0	248,533	20,214
Marketing	1999	350,000	0	1,120[5]	0	240,000	304,000	36,842
S. K. Johnston, III	2001	383,188	307,700	81,313	0	117,000	140,280	17,869
Executive Vice President,	2000	344,400	61,648	75,966	0	12,312	204,288	6,304
Strategic Planning	1999	337,600	164,749	81,834	0	248,580	286,400	18,218

[1]   The officer group, referred to as the named executive officers, is composed of Mr. Johnston, the Chief Executive Officer until April 11, 2001, Mr. Kline, the Chief Executive Officer effective April 11, 2001, and the four most highly compensated executive officers, determined as of December 31, 2001, and indicating the office held by each as of that date.

[2]   "Other Annual Compensation" in 2001 includes the following reportable perquisites and other personal benefits, securities, or property: for Mr. Johnston, $88,062 for nonbusiness use of Company aircraft; for Mr. Alm, $87,847 for nonbusiness use of Company aircraft; and for Mr. Johnston, III, $66,158 for nonbusiness use of Company aircraft.

[3]   At December 31, 2001, the named executive officers owned the following restricted shares of common stock, having the value indicated, based on the stock's closing price of $19.0850 on that date: Mr. Alm, 7,908 shares, $150,924; Mr. Findley, 36,000 shares, $687,060; Mr. Kline, 6,000 shares, $114,510.

[4]   "All Other Compensation" in 2001 includes: for Mr. Johnston, $350,000 paid pursuant to a consulting agreement following his retirement, $4,594 paid to a defined contribution retirement plan and $3,810 in income imputed for term life insurance premiums; for Mr. Kline, $5,250 paid to a defined contribution retirement plan, and $7,524 in income imputed for term life insurance premiums; for Mr. Alm, $11,334 paid to defined contribution retirement plan and $4,902 in income imputed for term life insurance premiums; for Mr. Van Houten, $21,272 paid to a defined contribution retirement plan and $2,622 in income imputed for term life insurance premiums; for Mr. Findley, $15,432 paid to a defined contribution retirement plan and $4,902 in income imputed for term life insurance premiums; and for Mr. Johnston, III, $16,159 paid to a defined contribution retirement plan and $1,710 in income imputed for term life insurance premiums.

[5]   Perquisites and other personal benefits, securities, or property for this named executive officer during the fiscal year did not exceed the lesser of $50,000 or 10% of salary and bonus.

(6)   Perquisites and other personal benefits, securities, or property for this named executive officer during the fiscal year did not exceed the lesser of $50,000 or 10% of salary and bonus, and there were no other items of "Other Annual Compensation."

Option/SAR Grants In Last Fiscal Year

| | | | Individual Grants | | | |
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base/Price ($/SH)		Expiration Date	Grant Date Present Value ($)[1]
Mr. Johnston	912,000	5.6%	182,400	$18.6563	01/02/2011	$6,694,080
			182,400	20.5219		
			182,400	22.5741		
			182,400	24.8315		
			182,400	27.3147		
Mr. Kline	700,000	4.3%	140,000	$18.6563	01/02/2011	$5,138,000
			140,000	20.5219		
			140,000	22.5741		
			140,000	24.8315		
			140,000	27.3147		
Mr. Alm	518,000	3.2%	103,600	$18.6563	01/02/2011	$3,802,120
			103,600	20.5219		
			103,600	22.5741		
			103,600	24.8315		
			103,600	27.3147		
Mr. Van Houten . . .	117,000	0.7%	23,400	$18.6563	01/02/2011	$ 858,780
			23,400	20.5219		
			23,400	22.5741		
			23,400	24.8315		
			23,400	27.3147		
Mr. Findley	119,000	0.7%	23,800	$18.6563	01/02/2011	$ 873,460
			23,800	20.5219		
			23,800	22.5741		
			23,800	24.8315		
			23,800	27.3147		
Mr. Johnston, III . .	117,000	0.7%	23,400	$18.6563	01/02/2011	$ 858,780
			23,400	20.5219		
			23,400	22.5741		
			23,400	24.8315		
			23,400	27.3147		

(1)   The "grant date present value" is based upon the Black-Scholes option pricing model adapted for use in valuing executive stock options. The actual value, if any, the executive may realize upon exercise of the option will depend on the excess of the stock price over the exercise price on the date the option is exercised, so there is no assurance the value realized by the executive will be at or near the value estimated by the Black-Scholes model. The principal assumptions incorporated into the valuation model by the Company are as follows: (i) dividend yield of 0.4%; (ii) expected volatility of 40%; (iii) risk-free interest rate of 4.94%; and (iv) expected life of six years. No assumptions were made regarding nontransferability or risk of forfeiture. The assumptions chosen materially impact the resulting valuations.

Aggregated Option/SAR Exercises in Last Fiscal Year, and Fiscal Year-End Option and SAR Values

Name	Number of Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options and SARs at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Fiscal Year-End ($) Exercisable/ Unexercisable
Mr. Johnston	0	0	6,527,418/ 0	55,105,653/ 0
Mr. Kline	0	0	322,368/815,125	2,381,368/ 93,719
Mr. Alm	0	0	681,730/842,676	4,455,702/163,357
Mr. Van Houten	30,000	455,298	403,945/225,335	3,144,169/ 43,733
Mr. Findley	90,000	1,279,944	272,065/227,335	1,912,641/ 43,904
Mr. Johnston, III	0	0	541,714/230,978	5,057,820/ 43,733

Pension Plans

The Company has a noncontributory, qualified defined benefit pension plan that provides retirement benefits for substantially all employees, other than employees covered by a collective bargaining agreement negotiated in good faith. Retirement income benefits are based upon a participant's highest average annual compensation during any three consecutive calendar years of the last ten calendar years and a participant's years of credited service.

The Company also maintains unfunded, nonqualified defined benefit pension plans that provide retirement benefits in excess of those provided by the qualified plan. The combined benefit provided by the qualified and nonqualified plans is limited to 300% of the maximum annual benefit allowed under Section 415 of the Internal Revenue Code. The maximum benefit for 2001 at age 65 was $420,000 (actuarially adjusted if retirement age is other than 65).

The following table shows the estimated annual benefits payable at normal retirement age (65) under the defined benefit qualified and nonqualified plans.

Pension Plan Table

Remuneration	Years of Service									
	5	10	15	20	25	30	35	40	45	50
$ 550,000 ...	$ 37,495	$ 74,990	$112,485	$149,980	$187,475	$224,970	$262,465	$299,960	$337,455	$374,950
600,000 ...	40,995	81,990	122,985	163,980	204,975	245,970	286,965	327,960	368,955	409,950
650,000 ...	44,495	88,990	133,485	177,980	222,475	266,970	311,465	355,960	400,455	420,000
700,000 ...	47,995	95,990	143,985	191,980	239,975	287,970	335,965	383,960	420,000	420,000
750,000 ...	51,495	102,990	154,485	205,980	257,475	308,970	360,465	411,960	420,000	420,000
800,000 ...	54,995	109,990	164,985	219,980	274,975	329,970	384,965	420,000	420,000	420,000
900,000 ...	61,995	123,990	185,985	247,980	309,975	371,970	420,000	420,000	420,000	420,000
1,000,000 ...	68,995	137,990	206,985	275,980	344,975	413,970	420,000	420,000	420,000	420,000
1,250,000 ...	86,495	172,990	259,485	345,980	420,000	420,000	420,000	420,000	420,000	420,000
1,500,000 ...	103,995	207,990	311,985	415,980	420,000	420,000	420,000	420,000	420,000	420,000

Benefits shown in the table above are computed as straight-life annuity amounts upon retirement and are not subject to reduction for Social Security or other amounts.

23

Covered compensation under the defined benefit qualified and nonqualified plans includes salary and bonuses paid during 2001, but excludes Other Annual Compensation, Restricted Stock Awards, and All Other Compensation described in the Summary Compensation Table.

The named executive officers' covered compensation for 2001, as well as years of credited service at the end of the fiscal year, is summarized below:

Officer	Compensation	Credited Service
Mr. Johnston	$1,207,685	47 Years
Mr. Kline	1,060,746	10 Years
Mr. Alm	1,465,250	24 Years
Mr. Van Houten	713,881	31 Years
Mr. Findley	653,318	14 Years
Mr. Johnston, III	646,762	23 Years

Employment Contracts and Termination of Employment Arrangements

Pursuant to Mr. Johnston's employment agreement with the Company dated April 17, 1998, Mr. Johnston serves as a consultant to the Company until January 1, 2003. He receives $50,000 per month for these consulting services. He is also bound by a noncompetition agreement that extends for two years beyond the end of his consulting period.

Mr. Alm has a deferred compensation agreement with Johnston Coca-Cola Bottling Group, Inc. dated December 16, 1991, as amended. As of December 31, 2001, there was a cash account balance of $371,193 credited under this agreement. In 2001, the Compensation Committee approved the distribution of this balance to Mr. Alm. This distribution will occur during the first quarter of 2002.

Comparison of Five-Year Cumulative Total Return



Date	CCE	Peer Group	S&P 500
12/31/96	100.00	100.00	100.00
12/31/97	220.67	129.62	133.32
12/31/98	222.81	139.81	171.34
12/31/99	126.24	120.53	207.35
12/31/00	120.25	141.50	188.46
12/31/01	121.00	122.28	166.16

The graph shows the cumulative total return to our shareowners beginning as of December 31, 1996 and for each year of the five years ended December 31, 2001, in comparison to the cumulative returns of the S&P Composite 500 Index and an index of peer group companies selected by our Company. The peer group consists of The Coca-Cola Company, PepsiCo, Inc., Coca-Cola Bottling Co. Consolidated, Cadbury Beverages plc, PepsiAmericas, Inc. and Pepsi Bottling Group, Inc. The graph assumes $100 invested on December 31, 1996, in our common stock and in each index, with the subsequent reinvestment of dividends on a quarterly basis.

Certain Relationships and Related Transactions

Stock Ownership by and Director Relationships with The Coca-Cola Company

The Company was formed initially as a wholly owned subsidiary of The Coca-Cola Company. The Coca-Cola Company remains the largest shareowner of the Company, owning as of February 20, 2002, directly and indirectly through its subsidiaries, 168,956,718 shares of common stock, representing approximately 38% of the outstanding common stock. In addition, three directors of the Company are executive officers of The Coca-Cola Company, and one is a former executive officer.

Agreements and Transactions with The Coca-Cola Company

The Company and The Coca-Cola Company entered into transactions and agreements with one another, incident to their respective businesses during 2001, and certain of these are described below.

Beverage Agreements and Purchases of Finished Product

The Company and its subsidiaries purchase syrups and concentrates from The Coca-Cola Company and manufacture, package, distribute, and sell liquid nonalcoholic refreshment products under beverage agreements with The Coca-Cola Company. These agreements give the Company the right to produce and market beverage products of The Coca-Cola Company in bottles and cans in specified territories. The beverage agreements also provide The Coca-Cola Company with the ability to set prices of the syrups and concentrates for the beverages of The Coca-Cola Company, as well as the terms of payment and other terms and conditions under which the Company purchases those syrups and concentrates. The Company has other agreements with The Coca-Cola Company under which it purchases finished product or fountain syrup for sale within its territories.

During 2001, the Company purchased from The Coca-Cola Company approximately $4.2 billion of syrups, concentrates, and finished product under the beverage agreements and other agreements relating to fountain syrup.

Purchase of Finished Product from Joint Venture

The Company purchases finished product from Coca-Cola Nestlé Refreshment Company, USA, now known as Beverage Partners Worldwide-Americas, a joint venture between The Coca-Cola Company and Nestlé S.A. During 2001, total payments to The Coca-Cola Company, for the benefit of the joint venture, were approximately $23 million.

Management Services

During 2001, the Company charged The Coca-Cola Company approximately $5 million for management fees, manufacturing expenses, rent and other miscellaneous expenses associated with our management of a syrup plant in Eagan, Minnesota.

Transfer of Employees

The Coca-Cola Company is to reimburse the Company during 2002 for approximately $25 million in costs incurred by the Company in 2001 associated with employees transferred from The Coca-Cola Company. The Company will reimburse The Coca-Cola Company $16 million for local media staffing costs transferred from the Company.

Dispensing Equipment

During 2001, The Coca-Cola Company reimbursed the Company approximately $56 million for the cost of parts and labor in connection with repairs on cooler, dispensing or post-mix equipment owned by The Coca-Cola Company.

Lease of Office Space

During 2001, the Company and The Coca-Cola Company leased office space from each other in various locations. The Company paid approximately $1 million to and received approximately $1 million from The Coca-Cola Company under these arrangements.

Point-of-Sale Expenses

The Company purchases point-of-sale and other advertising items from The Coca-Cola Company. In 2001, the Company paid The Coca-Cola Company approximately $2 million for such items and will continue to purchase such materials in 2002.

Sweetener Requirements Agreement

The Company and The Coca-Cola Company are parties to a sweetener requirements agreement for the purchase by the Company of substantially all of its requirements for sweetener in the United States. The amount paid by the Company to The Coca-Cola Company under this agreement during 2001 totaled approximately $295 million. This agreement runs through 2002.

Sales of Syrups, Bottle and Can Products, and Agency Billing and Delivery Arrangements

The Company has entered into agreements with The Coca-Cola Company pursuant to which it sells fountain syrup back to The Coca-Cola Company at prices which generally equate to the prices charged by

The Coca-Cola Company to the Company. The Company then delivers such syrup to certain of the major fountain accounts of The Coca-Cola Company, and sometimes, on behalf of The Coca-Cola Company, invoices and collects the receivables with respect to such sales. In addition to the fountain syrup sales, the Company sells bottle and can beverage products to The Coca-Cola Company at prices that generally equate to the prices charged by the Company to its major customers. In 2001, the amounts paid by The Coca-Cola Company to the Company for fountain syrups, bottle and can beverage products, and delivery, billing and collection totaled approximately $395 million.

Marketing and Other Support Arrangements

For 2001, total direct marketing support paid or payable to the Company by The Coca-Cola Company approximated $606 million. Amounts paid directly to our customers in our territories totaled $279 million in 2001. The Coca-Cola Company also paid the Company approximately $3 million for participation in long-term agreements with our customers in 2001. Pursuant to cooperative advertising and brand and trade arrangements with The Coca-Cola Company, the Company paid The Coca-Cola Company approximately $252 million for local media, brand and marketing program costs. The Coca-Cola Company is under no obligation to continue these programs in the future, and the terms of similar programs may differ with other parties. In addition, funding for costs associated with market or infrastructure development paid or payable to the Company by The Coca-Cola Company approximated $159 million for 2001.

Transactions with Coca-Cola Bottling Co. Consolidated

The Company and Coca-Cola Bottling Co. Consolidated bought from and sold to each other finished beverage products. These transactions occurred in instances where the proximity of one party's production facilities to the other party's markets, as well as other economic considerations, made it more efficient for one bottler to buy finished product than produce it. In 2001, our sales to Coca-Cola Bottling Co. Consolidated totaled approximately $18 million and purchases were approximately $20 million. The Company expects that additional sales and purchases will occur in 2002.

Relationships and Transactions with Management and Others

During 2001, the Company loaned the following executives amounts to assist in paying the federal income tax liability arising out the vesting of restricted stock and their interest in the Company's Restricted Stock Deferral Plan: John R. Alm, $83,846; Norman P. Findley, III, $42,274; Robert F. Gray, $502,730; and Lowry F. Kline, $64,337. The Company also loaned Daniel S. Bowling, III, $103,732 to

assist in paying the federal income tax liability arising from the Company's Stock Deferral Plan. Each of these loans is repayable on April 1, 2003 and is secured by the respective officer's pledge of stock. Interest does not accrue unless there is a default in the payment or unless the officer's employment terminates prior to April 1, 2003.

The Company also loaned Mr. Bowling $250,000 to assist in his relocation to Atlanta, Georgia from Dallas, Texas. The loan is secured by a second mortgage on his residence.

During 2001, the Company paid Jean-Claude Killy, a director of the Company, approximately $155,000 under the terms of a consulting agreement.

During 2001, the Company paid Summerfield K. Johnston, Jr. approximately $310,000 in rental and associated charges for our use of certain equipment and facilities owned by him, and $350,000 under the terms of a consulting agreement.

2. Approval of the Executive Management Incentive Plan (Effective January 1, 2002)

Our board of directors has proposed the adoption of the Executive Management Incentive Plan (Effective January 1, 2002) and directed that it be submitted for approval at the annual meeting of shareowners. The plan will become effective only upon shareowner approval and is summarized below. The full text of the plan is in Exhibit A to this proxy statement.

Purpose

To provide executive officers with incentives to assist the Company in meeting and exceeding its business goals.

Administration

The Compensation Committee of the board of directors.

Eligible persons; eligible positions

Officers with Company-wide or group-wide responsibilities.

Performance period

A calendar year, as designated by the Compensation Committee, currently January 1, 2002 through December 31, 2002.

Performance goal

The specific and objective targets established prior to the beginning of the performance period are related to budgeted operating income, budgeted capital expenditures, and sales volume increases. As used in the plan, "operating income" and "capital expenditures" are determined in the same manner as in the Company's audited financial statements for the performance period, adjusted for acquisitions, divestitures, and other significant financial events.

Calculation of awards

Pre-established award levels for the attainment of minimum, budget, and maximum performance goals for each component are described as specific percentages of a participant's base salary as of December 31, 2002. However, for purposes of calculating the award, the December 31 base salary is limited to 110% of the January 1 base salary.

Maximum award

The chief executive officer could receive as much as 250% of his base salary, which could result in an award of $2,312,500 for the 2002 performance period.

Prorated award

A participant must be employed at the end of the performance period to receive an award under the plan, unless the participant dies, becomes disabled or retires, in which event the award will be prorated. The award would also be prorated if the participant held more than one eligible position during the year, having different award levels. However, in some circumstances, a participant is not considered terminated for purposes of this plan if he or she becomes immediately employed by The Coca-Cola Company or a company that is at least 20% owned by the Company or The Coca-Cola Company.

Payment of award

Awards are paid in the year following the performance period, but only after the Compensation Committee has certified in writing that the performance goals were met.

Termination, amendment or suspension

The board of directors or the Compensation Committee can terminate, suspend or amend this plan at any time. This can be done without the approval of shareowners, unless that approval is necessary to retain the benefits of Section 162(m) of the Internal Revenue Code.

Recommendation of the Board of Directors

Our board of directors recommends that you vote FOR the proposal to adopt the Executive Management Incentive Plan (Effective January 1, 2002).

New Plan Benefits

The following table shows pro forma amounts that could be earned for 2002 under the Executive Management Incentive Plan (Effective January 1, 2002). The table assumes approval of the plan by the shareowners. Because pay-outs, if any, under the 2002 Executive Management Incentive Plan depend upon attainment of objectives over a period that is still open, the pro forma results assume that the participants would each receive the award payable if the Company achieves 100% of its budgeted capital expenditures, budgeted operating income and sales volume goals.

Name and Position	Pro Forma Payout Under the 2002 Executive Management Incentive Plan[1]
Summerfield K. Johnston, Jr. . . . . Chairman of the Board	$ [2]
Lowry F. Kline . . . . Vice Chairman and Chief Executive Officer	1,156,250
John R. Alm . . . . President & Chief Operating Officer	1,102,475
G. David Van Houten, Jr. . . . . Executive Vice President and President, North American Group	539,438
Norman P. Findley, III . . . . Executive Vice President, Marketing	420,134
S. K. Johnston, III . . . . Executive Vice President Strategic Planning	413,412
Executive Group	3,048,098
Non-Executive Director Group	[2]
Non-Executive Officer Employee Group	[2]

[1] Awards under the Executive Management Incentive Plan (Effective January 1, 2002) would not be determined until 2003 because they would be based upon financial results for 2002. The table discloses 2002 pro forma bonuses, determined as described above, using the salary of each participant at January 1, 2002, assuming that the Company met the budgeted performance goals for 2002.

[2] These persons do not participate in the Executive Management Incentive Plan (Effective January 1, 2002).

3. Ratification of Appointment of Independent Auditors

Our board has followed the recommendation of its Audit Committee and appointed the firm of Ernst & Young LLP to serve as independent auditors for the fiscal year ending December 31, 2002. This appointment is subject to ratification by the shareowners at the annual meeting. Ernst & Young LLP has served as the Company's independent auditors since 1986 and our management considers the firm to be well qualified.

Report of the Audit Committee

The Audit Committee has reviewed and discussed with management the audited financial statements of the Company.

The Committee reviewed with the independent auditors their judgments as to the quality, not just the acceptability of the Company's accounting principles, and such other matters as the Committee and the auditors are required to discuss under auditing standards generally accepted in the United States. Additionally, the Committee discussed with the auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of nonaudit services with the auditors' independence.

Based on the foregoing reviews and discussions, the Committee recommended to the board of directors that the audited consolidated financial statements of the Company be included in the Company's annual report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission.

> *L. Phillip Humann, Chairman*
> *John L. Clendenin*
> *J. Trevor Eyton*
> *Paula G. Rosput*

Audit Committee Charter

The Audit Committee Charter, as amended and restated October 16, 2001, appears as Exhibit B to this Proxy Statement.

Fees and Other Matters

Audit Fees

Fees paid to Ernst & Young LLP for their last annual audit were $2,379,000.

Financial Information System Design and Implementation Fees

No fees were paid to Ernst & Young LLP during 2001 for financial information system design and implementation.

All Other Fees

Other fees were $2,760,200, including audit related services of $1,764,300 and nonaudit services of $995,900. Audit related services include fees for pension plan audits, comfort letters and consents, accounting consultations, and other projects. Nonaudit services include tax and actuarial services.

Ernst & Young LLP has advised the Company that neither the firm nor any member of the firm has any direct or indirect financial interest, in any capacity, in the Company or any of its subsidiaries.

At the Annual Meeting

Representatives of Ernst & Young LLP will have the opportunity to make a statement at the annual meeting and will be otherwise available at the meeting to respond to appropriate questions from the shareowners.

If the shareowners do not ratify this appointment of Ernst & Young LLP, it will be reconsidered by the board.

Recommendation of the Board of Directors

Our board recommends that you vote FOR the proposal to ratify the appointment of Ernst & Young LLP as independent auditors for the 2002 fiscal year.

4. Shareowner Proposal

The International Brotherhood of Teamsters, 25 Louisiana Avenue, N.W., Washington, D.C. 20001-2198, has notified us that it intends to submit the following proposal at our annual meeting. The proponent certified that it owned 450 shares of common stock for over one year prior to its submission of the proposal

and intends to hold at least $2,000 worth of these securities through the date of the annual meeting.

The text of the proposed resolution and the supporting statement, as furnished to us by the proponent, are as follows:

RESOLVED: That Coca-Cola Enterprises stockholders urge the Board of Directors take the necessary steps to adopt a policy that no executives may cash in on stock options within one year of the announcement of a significant workforce (more than 1% of total workforce) reduction.

SUPPORTING STATEMENT: Stock options were created to reward good performance. This proposal would help to ensure that options reward real improvements in performance, rather than short-term stock boosts, which are sometimes associated with the announcement of major layoffs.

In July 2001, Coca-Cola Enterprises cut 2,000 jobs—3% of the workforce.

While Wall Street may give a temporary boost to stock prices at layoff announcements, there is growing concern that downsizings do not translate into long-term benefits to shareholders. Author Timothy Carpenter likens such layoffs to "converting your favorite horse to the commodity status of refined glue. Yes, it can be more efficient and profitable, but who or what will replace the horse?"

A recent 7-year study of 25 large corporations noted that a 10% reduction in employment caused an average of only a 1.5% reduction in operating costs. After three years, the average downsized company's stock was up only 4.7%, compared with a typical increase of 34.4% for similar companies in the same field that didn't reduce staff to the same extent. In fact, our company's earnings declined by 80% in the third quarter, in the very same quarter the layoffs were announced.

As investors with a long-term horizon interested in building our investments into the next century, we believe long-term growth at Coca-Cola Enterprises is served by linking options to long-term company growth, rather than stock market blips that have more to do with the climate on Wall Street than with the real value of the company.

Given the state of the economy in the United States, the business downturn and the after-effects of the September 11th attacks, we believe that Coca-Cola Enterprises has an opportunity to show true leadership as our nation attempts to get back to business. Mass layoffs have proliferated in the past year, particularly since September 11th. Shareholders need to see a clear commitment from management that workers are not the only sector of a corporation making sacrifices. Not exercising options is a clear signal that management will do whatever is necessary to return to profitability.

For the above reasons we urge you to vote FOR this proposal.

Recommendation of the Board of Directors

The restructuring the Company initiated in 2001 was to enable the Company to compete more effectively, benefiting the Company's shareowners, including its continuing employees, over the long-term. Controlling expenses is critical to the long-term well being of the Company.

The proponent's suggestion would require the Company to make a unilateral change in the terms of existing stock options. It is not within the Company's ability to make this change, because it would breach the Company's contractual obligations to the stock option recipients.

The Company believes that its existing compensation program encourages executives to focus on long-term performance and aligns the interest of our executives with the interest of our shareowners.

Our board of directors recommends that you vote AGAINST the proposal to restrict the exercise of stock options.

Shareowner Proposals for 2003 Annual Meeting

If you intend to submit either a nomination to the board of directors or a shareowner proposal and request its inclusion in the 2003 proxy statement and form of proxy, those submissions must be in writing and received by us no later than November 12, 2002.

If you miss the deadline for submissions to be included in the proxy, your submission can still be considered at the 2003 meeting so long as it complies with Article 1, Section 10 of our bylaws. Under the bylaws, your submission must be in writing and received by us no fewer than 90 days and no more than 120 days prior to the 2003 annual meeting, and otherwise comply with the requirements of the bylaws.

Any shareowner submissions should be sent to us by certified mail, return receipt requested, at Post Office Box 723040, Atlanta, Georgia 31139-0040.

Other Matters

We do not know of anything else that will come before the annual meeting, including any adjournments of it, that has not been discussed in this proxy statement. If other matters properly come before the meeting, the persons named in the proxy card will vote your shares in their discretion.

J. GUY BEATTY, JR.
Secretary

Atlanta, Georgia
March 12, 2002

EXHIBIT A

EXECUTIVE MANAGEMENT INCENTIVE PLAN
(Effective January 1, 2002)

Section 1. Purpose.

The purpose of the Executive Management Incentive Plan (the "Plan") is to advance the interest of Coca-Cola Enterprises Inc. (the "Company") by providing senior officers of the Company with incentive to assist the Company in meeting and exceeding its business goals.

Section 2. Administration.

The Plan shall be administered by a Compensation Committee (the "Committee") appointed by the Board of Directors of the Company (the "Board") from among its members and shall be comprised of not fewer than two members who shall be "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and the regulations thereunder.

The Committee may, subject to the provisions of the Plan, establish such rules and regulations or take such action as it deems necessary or advisable for the proper administration of the Plan. Each interpretation made or action taken pursuant to the Plan shall be final and conclusive for all purposes and binding upon all persons, including, but not limited to, the Company, the Committee, the Board, the affected Participants (as defined in Section 3), and their respective successors in interest.

Subject to the Certificate of Incorporation, the Bylaws and applicable law, in addition to such other rights of indemnification as they have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against reasonable expenses (including, but not limited to, attorneys' fees) incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal, to which they or any of them may be a party by reason of any action taken or failure to act in connection with the Plan, and against all amounts paid by them in settlement thereof (provided such settlement is approved to the extent required by and in the manner provided by the Certificate of Incorporation or Bylaws of the Company relating to indemnification of directors) or paid by them in satisfaction of a judgment in any such action, suit, or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee member or members did not act in good faith and in a manner he, she or they reasonably believed to be in or not opposed to the best interest of the Company.

Section 3. Eligibility.

Cash awards ("Awards") may be made under this Plan to persons who are senior officers of the Company and its Subsidiaries ("Participants").

"Subsidiary" shall mean any corporation or other business organization in which the Company owns, directly or indirectly, 20% or more of the voting stock or capital during any Performance Period.

Section 4. Performance Goal Criteria.

For each calendar year for which the Committee determines an Award will be made (the "Performance Period"), the Committee shall establish a "Total Performance Goal," which consists of the attainment of (1) specific targets for the Company's actual operating income, as compared to its budgeted operating income, (2) specific targets in the Company's sales volume budget and (3) specific targets in the Company's capital expenditures, as compared to its capital expenditure budget. All targets shall be preestablished in accordance with Section 162(m) of the Internal Revenue Code and regulations thereunder.

For purposes of this Plan, "operating income" and "capital expenditures" are determined in the same manner as set forth in the Company's audited financial statements for the Performance Period, normalized for acquisitions, divestitures and other significant financial events, and "sales volume" is the amount of the Company's product sold, measured in physical cases.

Section 5. Calculation of Awards.

The Committee shall establish Award levels, described as percentages by which a Participant's annual base salary shall be multiplied, to determine the amount of an Award payable upon the attainment of specified targets described in Section 4. No Award under the Plan shall exceed 250% percent of a Participant's annual base salary. An Award paid to a Participant shall be calculated using the annual base salary in effect on December 31 of the year for which the Award is made. Notwithstanding the preceding sentence, the annual base salary used to calculate an Award paid to a Participant (under this Section 5 or Section 6) may not exceed such Participant's annual base salary in effect on January 1 of any Performance Period for which the Award is made, increased by 10%.

Section 6. Prorated Awards.

(i)   A person hired or promoted into a position identified in Section 3 ("Eligible Position") during a Performance Period shall receive a prorated Award for the period of time the person was employed in an Eligible Position, using the Participant's base salary in effect on December 31 of the Performance Period for which the Award is made.

(ii)   A Participant who is transferred from one Eligible Position to another Eligible Position during a Performance Period shall receive an Award that is prorated for the period of time the Participant was employed within each Eligible Position, using the Participant's annual base salary in effect on December 31 of the Performance Period for which the Award is made.

(iii)   A Participant who is not employed in an Eligible Position on the last day of the Performance Period due to the Participant's transfer to a position with the Company or a Subsidiary that is not an Eligible Position shall receive an Award that is prorated for the period of time the Participant was employed in an Eligible Position, using the Participant's annual salary on the last day that the Participant is employed in that Eligible Position.

(iv)   A Participant whose employment with the Company or any Subsidiary terminates prior to the last day of the Performance Period shall not receive any Award under the Plan unless the reason for such termination was the Participant's death, disability, or retirement. In the event a Participant terminates on account of such circumstances, the Participant shall receive a prorated Award determined as if the Participant transferred to a position within the Company that is ineligible for participation in the Plan as of the date of such termination.

(v)   For purposes of this Section 6:

(a)   "Retirement" means a Participant's voluntary termination of employment on a date which is on or after the earliest date on which such Participant would be eligible for an immediately payable benefit pursuant to the terms of the defined benefit pension plan sponsored by the Company or a Subsidiary in which the Participant participates. If the Participant does not participate in such a plan, the date shall be determined as if the Participant participated in the Company's defined benefit plan covering the majority of its non-bargaining employees in the United States.

(b)   "Disability" shall be determined according to the definition of "total and permanent disability," in effect at the time of the determination, in the defined benefit plan sponsored by the Company or a Subsidiary in which the Participant participates. If the Participant does not participate in such a plan or such plan does not define "disability," "disability" shall mean the Participant's inability, by reason of a medically determinable physical or mental impairment, to engage in any substantial gainful activity, which condition, in the opinion of a physician approved of by the Committee, is expected to have a duration of not less than one year.

(c)   "Employed" means active employment during which the Participant is performing services to the Company or a Subsidiary, except that a Participant will be considered employed during approved military leave, disability leave (for no more than six months), personal leave (for no more than three months) and leave under the Family and Medical Leave Act.

(d)   "Prorated" means the determination of the amount of an Award for partial participation in a particular Eligible Position, which amount is determined according to the nearest whole number of months in which a Participant was employed in the relevant Eligible Position(s) during the Performance Period for which the Award is made.

(e)   For purposes of this Section 6, a Participant's employment with the Company or any Subsidiary will be deemed not to be a termination of employment if the Participant's reason for termination is due to immediate employment with any other Subsidiary or any Related Company; however, in such event, the Participant shall receive a prorated Award as if the Participant transferred to a position that is not eligible for participation under the Plan. The term "Related Company" shall include The Coca-Cola Company or any corporation or business entity in which The Coca-Cola Company owns, directly or indirectly, 20% or more of the voting stock or capital if (i) such company is a party to an active reciprocity agreement with the Company and (ii) the Company has assented to the Participant's subsequent employment.

Section 7. Discretion of the Compensation Committee.

All Awards shall be made solely on the basis of the performance goals set forth by the Committee pursuant to Section 4 and only in accordance with the standards set forth in Section 5. The Committee shall have no authority to increase the amount of an Award payable to a Participant that would otherwise be due upon the attainment of the performance goal. The Committee shall, however, have the authority to reduce or eliminate any Award under the Plan.

Section 8. Committee Certification.

Prior to payment of an Award, the Committee shall certify in writing that the performance targets in Section 4 have, in fact, been satisfied.

Section 9. Amendments, Modification and Termination of the Plan.

The Board or the Committee may terminate the Plan in whole or in part, may suspend the Plan in whole or in part from time to time, and may amend the Plan from time to time to correct any defect or supply any omission or reconcile any inconsistency in the Plan or in the Awards made thereunder that does not constitute the modification of a material term of the Plan. Any such action may be taken without the approval of the shareowners unless the Committee determines that the approval of shareowners would not be necessary to retain the benefits of Section 162(m) of the Internal Revenue Code.

Section 10. Governing Law.

The Plan and all determinations made and actions taken pursuant thereto shall be governed by the laws of the State of Georgia and construed in accordance therewith.

EXHIBIT B

AUDIT COMMITTEE CHARTER

This charter governs the operations of the Audit Committee of Coca-Cola Enterprises Inc.

Purpose and Scope of Audit Committee

The Audit Committee (the "Committee") assists the Board of Directors in fulfilling their oversight responsibilities to shareholders, potential shareholders, the investment community and others relating to:

- the quality and integrity of the Company's annual and interim external consolidated financial statements and financial reporting process;
- the adequacy and effectiveness of the Company's internal accounting and financial controls;
- current and emerging business issues and the process to monitor and manage associated risks;
- the internal audit function;
- the annual independent audit of the Company's financial statements;
- ethics programs and legal compliance; and
- other matters the Board of Directors deems appropriate.

The Committee's scope of responsibility spans all divisions and subsidiaries of the Company and encompasses all business operations and activities engaged in by the Company. The Committee has the responsibility to maintain free and open communication between the Committee, independent auditors, internal auditors, and management of the Company.

Committee Membership

The Board of Directors appoints three or more directors to constitute the Audit Committee and one of such directors as the Chairman of the Committee. Membership on the Committee is restricted to those directors who are free from any relationship that, in the opinion of the Company's Board of Directors, would interfere with the exercise of their independence from management and the Company. All Committee members shall be financially literate, and at least one member shall have accounting or related financial management expertise.

Committee Procedures and Schedule

Meetings of the Committee are conducted under Robert's Rules of Order. The Committee holds regular meetings generally four times a year. The Chairman or any member of the Committee may call special meetings.

Committee Resources

The Committee has access to, and the assistance of, the Company's personnel, including Internal Audit, independent auditors, and all records of the Company. The Committee at its discretion may conduct private sessions with individual parties and expects to be advised if there are any areas that require its special attention. The Committee may, if circumstances require, retain special counsel or other professional advice to assist it in carrying out its responsibilities.

Responsibilities and Processes

The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the Board of Directors and report results of its activities to the Board. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements. As a result of carrying out their responsibilities, the Committee will recommend to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

1. Communication with Management:

    a. Review the interim financial statements with management prior to the filing of the Company's Quarterly Report on Form 10-Q. Discuss the results of timely quarterly reviews and any other matters required to be communicated to the Committee by the independent auditors under auditing standards generally accepted in the United States. The Chairman of the Committee may represent the entire Committee for the purposes of this review.

    b. Review with management the financial statements to be included in the Company's Annual Report on Form 10-K, including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements.

    c. Review with management the annual proxy statement, including the report of the Committee to be included in the proxy statement.

    d. Receive explanations from financial management of changes in accounting standards and rules promulgated by the Financial Accounting Standards Board, Securities and Exchange Commission or other regulatory bodies, that have (or may have) a material effect on the financial statements.

e. Review significant accounting principles, policies, procedures and internal controls used by the Company. Review overall adequacy and changes in these items and unexpected events which have a significant impact on financial results.

f. Review areas in the Company susceptible to high degrees of risk and uncertainty as they pertain to estimates and other matters of judgment contained in the financial statements.

g. Receive notification from management when it seeks a second opinion on a financial accounting or reporting matter from an accounting firm other than the independent auditors.

2. Internal Audit Service:

a. Review and approve the charter for Internal Audit.

b. Concur in the appointment or removal of the Director of Internal Audit.

c. Review the Internal Audit function of the Company including audit scope, audit results, operational plans, staffing levels and coordination of activities with the independent auditors.

d. Review the overall adequacy and effectiveness of internal controls.

e. Receive annual reports from Internal Audit regarding the planned reviews of the Company's electronic data processing procedures and controls, and the specific security programs to protect against computer fraud or misuse from both within and outside the Company.

f. Receive annual reports regarding Internal Audit's review of officers' expenses and perquisites, including any use of corporate assets, and, if appropriate, review a summarization of the expenses and perquisites of the period under review.

g. Provide opportunity for Internal Audit to meet with members of the Committee without members of management present.

3. Independent Audit Evaluation:

a. The Committee shall have a clear understanding with management and the independent auditors (the "auditors") that the auditors are ultimately accountable to the Board of Directors and the Committee. The Committee and the Board of Directors will have the ultimate authority and responsibility to select, evaluate, and where appropriate, replace the auditors, subject to shareholders' approval. Annually, recommend to the Board of Director's the selection of the Company's independent auditors, subject to the shareholder's approval.

b. Review the proposed scope and plans of the annual independent audit, considering whether high-risk areas are receiving appropriate attention. Review and approve proposed and actual fees.

c. Review the level of cooperation given by the Company to the auditors during the annual audit. Determine whether any inappropriate restrictions are placed on the scope of the annual audit. Receive from management a copy of representation letters to the auditors in conjunction with the annual audit.

d. Discuss with the auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. Ensure that the auditors submit to the Committee an annual formal written statement delineating all relationships between the auditors and the Company. Discuss with the auditors any disclosed relationships or services that may impact the auditors' objectivity and independence.

e. Review non-audit services provided to the Company by its auditors. Be informed by management at its next scheduled meeting whenever the Company engages the auditors for non-audit services in excess of $100,000.

f. Review with the auditors their management letter recommendations, and receive observations about the performance, competence and adequacy of financial management and control procedures. Review with the auditors and Company management the responses and action plans of Company management to management letter recommendations.

g. Discuss the results of timely quarterly reviews and any other matters required to be communicated to the Committee by the independent auditors under auditing standards generally accepted in the United States prior to the filing of the Company's Quarterly Report on Form 10-Q. The Chairman of the Committee may represent the entire Committee for the purposes of this review.

h. Review with the independent auditors the financial statements to be included in the Company's Annual Report on Form 10-K, including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under auditing standards generally accepted in the United States.

i. Provide opportunity, on a regular and as-needed basis, for the independent auditors to meet with the members of the Committee without members of management present.

4.   Ethical Corporate Conduct:

    a.   Review and approve changes to the Company's Code of Business Conduct.

    b.   Annually, review the program management establishes to monitor compliance with ethical corporate conduct.

    c.   Review reports of significant unethical or illegal acts by the Company's employees and management's corrective actions.

5.   Legal Matters:

    a.   Receive reports from the General Counsel and other legal counsel relating to significant legal proceedings involving unethical or illegal acts by the Company's officers or employees.

    b.   Receive reports on other significant legal activities concerning litigation, contingencies, claims or assessments that may have a material impact on the Company's financial position or results of financial operations.

6.   Other:

    a.   Maintain minutes of meetings and keep the Board of Directors, the Chief Executive Officer and the Company Secretary informed of Committee activities. Report to the Board, with recommendations, any control deficiencies or other matters having actual or potential effect on the fair presentation of financial results.

    b.   Review any specific policies relating to the handling of sensitive payments.

    c.   Annually, the Committee will review and reassess the adequacy of the Committee charter and obtain approval of the Board of Directors, if necessary.

    d.   The Committee has the authority to investigate and perform any other activities considered necessary, desirable or helpful to achieve the previously stated objectives and fulfill its responsibilities to the Board of Directors in the accomplishment of the Company's mission and goals.

Relationships

The Audit Committee serves and is subject to the control and direction of the Board of Directors.

The Audit Committee promotes the objectivity of the independent auditors and Internal Audit by providing them open access to the Committee.

(Approved by the Audit Committee and the Board of Directors on October 16, 2001)



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